September 12, 2017

VIA EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3061

Re:	eHi Car Services Limited
Registration Statement on Form F-3
Filed on September 6, 2017
File No. 333-220367

Dear Sirs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, eHi Car Services Limited (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time, on September 14, 2017, or as soon thereafter as practicable.

Please contact our securities counsel, Portia Ku, Esq. of O'Melveny & Myers LLP, at (650) 473-2630 to confirm the effectiveness of the Registration Statement or to communicate any questions you might have regarding this letter or the Registration Statement.

Sincerely,
EHI CAR SERVICES LIMITED

By: /s/ Colin Chitnim Sung
Name: Colin Chitnim Sung
Title: Chief Financial Officer

Enclosures
cc:	Mr. Ray Ruiping Zhang
Ms. Portia Ku, Esq.